

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

August 12, 2009

<u>Via U.S. Mail</u>

Jim Gattoni
Vice President and Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, FL 32224

> **Re: Landstar System, Inc.**
> **Form 10-K**
> **Filed: February 25, 2008**
> **File No. 000-21238**

Dear Mr. Gattoni:

We have completed our review of your Form 10-K for the fiscal year ended December 27, 2008 and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call Matthew Spitzer at (202) 551-3227 or me at (202) 551-3412.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Charles Wachsstock, Esq.
       Via Facsimile: (212) 521-8943